82-2142

03 FEB 10 AM 7:21

BTRsec/RLS Admin/Letters/2002/0546

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

03003732

2 December 2002

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning

(1) Completion of Rexnord and Drive Systems
(2) Sale of Fasco Motors completes disposal programme

Yours faithfully,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

dlw 2/10

Copy to: Mr. B. Mangino
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert
26/11/2002 07:19

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys completes Rexnord and Drive systems disposals

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement
26 November 2002
Invensys completes Rexnord and Drive Systems disposals
Invensys plc, the international production technology and energy management Group, announces that it has completed the sale of its Rexnord business to the Carlyle Group for the agreed consideration. Invensys has also completed the sale of its Drive Systems business to Eurotherm Drives Holdings Limited, a company formed by the management team of Invensys Drives Systems and their investment partner, Compass Partners European Equity Fund L.P. The sale proceeds from both disposals will be used by Invensys to continue to reduce its level of indebtedness.

Contact:

Invensys plc
Duncan Bonfield
+44 (0) 20 7821 3529

Brunswick
Michael Webster
+44 (0) 20 7404 5959

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximise their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Baan-Wonderware-Avantis, Eurotherm, Foxboro, SIMSCI/Esscor and Triconex. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Building Systems, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets

through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its Development division.

Invensys operates in more than 80 countries, with its headquarters in London.
For more information, visit www.invensys.com.

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert

28/11/2002 07:29

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys completes Disposal Programme early and ahead of target

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

28 November 2002

Invensys completes Disposal Programme early and ahead of target with US$415m sale of Fasco Motors

Invensys plc, the international production technology and energy management Group, announces that it has agreed to sell its Fasco Motors business to Tecumseh Products Company for a cash consideration of US$415m. The sale proceeds will be used by Invensys to continue to reduce its level of indebtedness.

When this sale has completed, Invensys will have generated proceeds of over £1.8bn ($2.8bn) from its disposal programme, well ahead of targeted proceeds of £1.5bn and four months ahead of schedule. Net debt will be reduced as a result from £3.3bn a year ago to £1.5bn on a proforma basis. On 26 November Invensys announced the completion of the sale of Rexnord and Drive Systems for over $1.0bn; these together with the completed sale of Sensor Systems in October for US$394m have resulted in $1.4bn of cash proceeds in the last six weeks. The Flow Control and Air Systems businesses were sold in May and June.

Fasco Motors is a leader in the design, manufacture and testing of fractional horsepower motors, blowers and gearmotors for a range of customers and applications in HVAC, automotive, healthcare, appliance and other industries. For the twelve months ended 30 September 2002, the business generated revenues of US$467m and operating profit of US$60m. Net assets which are the subject of the transaction are approximately US$205m. Goodwill previously written off to reserves amounts to approximately US$550m.

The sale of Fasco Motors is consistent with Invensys previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus. The sale is subject to customary regulatory approvals and other usual conditions and is expected to complete early in 2003.

Rick Haythornthwaite, CEO of Invensys, said:

"With this sale, our programme to dispose of the businesses earmarked as a result of our strategy review is now complete. At a total consideration of over £1.8bn we have surpassed our stated £1.5bn target and we have delivered this vital element of our strategy well ahead of schedule. The disposals have reduced our debt significantly, removed concerns about our financing and given us the headroom to implement our strategy. The single focus of Invensys will now be on achieving our stated performance targets for the company."

Contact:

Invensys plc
Duncan Bonfield
+44 (0) 20 7821 3529

Brunswick
Ben Brewerton
+44 (0) 20 7404 5959

Fasco Motors
Headquartered in Eaton Rapids, Michigan, Fasco is a leading manufacturer in the U.S. fractional horsepower motors industry. Fasco manufactures AC motors, DC motors, blowers, gearmotors and linear actuators, with integrated design and manufacturing facilities in the North American and Asia Pacific regions. The Company's products are used in a wide variety of applications within the HVAC, automotive, healthcare and appliance industries among others.

The Company has marketed its products under the well-known Fasco brand name for nearly a century and is widely recognized for its comprehensive product portfolio, engineering expertise, manufacturing capabilities and its high quality, customer-oriented service and solutions. Fasco has 13 manufacturing facilities and over 5,000 employees worldwide.

About Invensys plc
Invensys plc is a global leader in production technology and energy management. The group helps customers improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers in order to drive up performance of their production assets, maximise their return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes APV, Baan-Wonderware-Avantis, Eurotherm, Foxboro, SIMSCI/Esscor and Triconex. These businesses address process and batch industries -- including oil, gas and chemicals, food, beverage and personal health care -- and the discrete and hybrid manufacturing sectors.

Invensys Energy Management works with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The division includes Energy Management Solutions, Appliance Controls, Climate Controls, Building Systems, Global Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

The company also serves the specialised rail, wind-power and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda, respectively, in its Development division.

Invensys operates in more than 80 countries, with its headquarters in London.
For more information, visit www.invensys.com.
About Tecumseh Products Company
Tecumseh Products Company is a full line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps.
Its products are sold in over 100 countries around the world.